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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ---------------------------------

                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                            (Name of Subject Company)


                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
                          One Winthrop Properties, Inc.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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         This Amendment No. 1 amends the Schedule 14D-9 filed by Winthrop
Partners 80 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), on May 16, 2002 relating to the tender offer of Equity Resource Lexington Fund Limited Partnership, to purchase up to 9,130 Units at a purchase price of $125 per Unit, pursuant to the terms and conditions of an Offer to Purchase filed with the Securities and Exchange Commission on April 19, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer") and a "mini-tender offer" made by MacKenzie Patterson, Inc. dated April 26, 2002 to purchase up to 1,690 Units at a price of $105 per Unit.

         Item 9 of the Partnership's Schedule 14D-9 is amended to add as an Exhibit a letter to the limited partners of the Partnership advising them that the affiliate of the general partner of the Partnership that has an option to acquire up to one-half of the units acquired in the Equity Resource Offer has elected not to exercise such right.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) -Letter to Limited Partners from the Partnership dated
                      April 26, 2002. (previously filed)

         Exhibit (b) -Agreement between Winthrop Financial Associates, A Limited
                      Partnership and Equity Resources Group, Incorporated. (previously filed)

         Exhibit (c) Letter to Limited Partners from the Partnership dated
                     May 20, 2002.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 20, 2002


                                  WINTHROP PARTNERS 80 LIMITED PARTNERSHIP

                                  By: One Winthrop Properties, Inc.
                                      General Partner

                                      By: /s/ Peter Braverman
                                          ----------------------------------
                                              Peter Braverman
                                              Executive Vice President

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                                                                     Exhibit (c)

                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



May 20, 2002


Dear Limited Partner:

         This letter shall serve to supplement our letter to you dated April 26, 2002 relating to (i) the offer by Equity Resource Lexington Fund Limited Partnership ("Equity Resource") to purchase up to 9,130 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $125 per Unit and (ii) the offer by MacKenzie Patterson, Inc. ("MacKenzie") to purchase up to 1,690 Units at a purchase price of $105 per Unit (the "MacKenzie Offer").

         As previously indicated, we believe that the prices being offered by Equity Resource and MacKenzie are not indicative of the Partnership's value and therefore recommended against accepting both the Equity Resource Offer and MacKenzie Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource and MacKenzie. However, notwithstanding that we believe the price to be below the current value of the Units, the affiliate of the general partner that has the right to acquire one-half of any Units acquired by Equity Resource in its offer, has elected NOT to exercise such option.

         If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                   Sincerely,

                                   WINTHROP PARTNERS 80
                                   LIMITED PARTNERSHIP



















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